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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

Contact: Michael D. Angel
Chief Financial Officer
SPECTRIAN
408-745-5788
michael_angel@spectrian.com

or

Michelle J. Kim
Marketing Communications Manager
SPECTRIAN
408-745-5785
michelle_kim@spectrian.com

FOR IMMEDIATE RELEASE

SPECTRIAN UPDATES ITS FIRST QUARTER OUTLOOK

SUNNYVALE, Calif., Jul. 10, 2002—Spectrian Corporation (Nasdaq: SPCT) today announced that its estimated pro forma net loss for the quarter ended June 30, 2002 will be within the lower end of the range of its previously stated expectations, but estimated revenue will be below the range of its previously stated expectations due to continued weak market conditions.

        For the quarter ended June 30, 2002, Spectrian revised its guidance to include revenues to be from $18.5 million to $19.0 million and a reported (GAAP) net loss estimate to be from $3.2 million to $4.2 million, or reported (GAAP) net loss per share from $0.28 to $0.37. The pro forma net loss has been revised to be from $7.0 million to $8.0 million, or a pro forma net loss per share of $0.61 to $0.70. The pro forma net loss and pro forma net loss per share estimates exclude (i) estimated income of $5.0 million for the recognized non-cash deferred income from the sale of UltraRF, and (ii) approximately $1.2 million of one-time legal, accounting and investment banking costs incurred to date by Spectrian directly attributable to the pending acquisition of Spectrian by REMEC, Inc.

        Spectrian is a leading designer and manufacturer of single carrier and multicarrier high-power RF amplifiers for the worldwide wireless communications industry, utilized in both wireless data and voice applications. Spectrian supports AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks. Spectrian is located at 350 West Java Drive, Sunnyvale, California 94089. For more information, visit the company's Web site at www.spectrian.com or call 408/745-5400.

Spectrian Updates Its First Quarter Outlook	Page 2

Forward Looking Statements

        Certain statements in this press release, including statements regarding estimates of revenues, pro forma loss and pro forma loss per share, reported (GAAP) net loss and reported (GAAP) net loss per share, operating results, recognition of non-cash deferred income and the financial outlook for the quarter ended June 30, 2002 are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitations: the determination of the final results for the three months ended June 30, 2002 and completion of the Company's review of such results. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2002 and Forms 10-Q for the interim quarters.

Pro Forma Data

        The pro forma net loss and pro forma net loss per share data is provided as an alternative for understanding our operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from pro forma measures used by other companies. We compute pro forma income (loss) by adjusting the income (loss) under generally accepted principles with the impact of gains (loss) from sale of businesses, cumulative effect of change in accounting principles, restructuring costs and any other non recurring or unusual items.

Additional Information

        REMEC has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Spectrian expects to mail a Joint Proxy Statement/Prospectus to the respective holders of its common stock containing information about the merger. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus carefully when they are available. The Joint Proxy Statement/Prospectus will contain important information about REMEC, Spectrian, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

        Spectrian, its directors, executive officers and certain members of management and employees may be soliciting proxies from Spectrian's stockholders in favor of the adoption of the merger agreement. A description of any interests that Spectrian's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

        Spectrian is a registered trademark of Spectrian Corporation. Other brand or product names are registered trademarks or trademarks of their respective holders.

(c)Spectrian Corporation, 2002 All rights reserved.

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SPECTRIAN UPDATES ITS FIRST QUARTER OUTLOOK